FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Comisión Nacional de Valores informing them of the summons received by Telecom Argentina in reference to the proceeding “Gargantini, Claudia Ema vs. Telecom Argentina STET-France Telecom S.A. re. bankruptcy request”.

Buenos Aires, September 10, 2003

President of the

Comisión Nacional de Valores

Doctor Hugo Medina

Dear Sirs,

Ref.:  Information Section 3 of Chapter XXI of the Rules

In my capacity as Responsible for Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (“Telecom Argentina”), I hereby inform that Telecom Argentina received today the summons provided by Section 84 of Law No. 24.522 in the following proceedings: “Gargantini, Claudia Ema vs. Telecom Argentina STET-France Telecom S.A. re. bankruptcy request”, pending before the Argentine Commercial Court of First Instance in the City of Buenos Aires No. 19, Clerk Office No. 38.

The Company will file a writ with the Court in due time and manner requesting the rejection of the claim and presenting the defenses that may correspond.

We will keep you informed regarding any relevant facts that may occur in these proceedings.

Sincerely yours,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: September 11, 2003	By:	/s/ CHRISTIAN CHAUVIN
		Name:	Christian Chauvin
		Title:	Vice-President